

February 2, 2012

Via E-mail
Ruth Shepley
President
DE Acquisition 7, Inc., et al.
6046 FM 2920, Suite 619
Spring, Texas 77379

      Re: **DE Acquisition 7, Inc.**
             Amendment No. 1 to Registration Statements on Form 10-12G
             Filed January 11, 2012
             File Nos. 000-54406

             DE Acquisition 8, Inc.
             Amendment No. 1 to Registration Statements on Form 10-12G
             Filed January 11, 2012
             File Nos. 000-54407

             DE Acquisition 9, Inc.
             Amendment No. 1 to Registration Statements on Form 10-12G
             Filed January 11, 2012
             File Nos. 000-54408

             DE Acquisition 10, Inc.
             Amendment No. 1 to Registration Statements on Form 10-12G
             Filed January 11, 2012
             File Nos. 000-54409

             DE Acquisition 11, Inc.
             Amendment No. 1 to Registration Statements on Form 10-12G
             Filed January 11, 2012
             File Nos. 000-54410

             DE Acquisition 12, Inc.
             Amendment No. 1 to Registration Statements on Form 10-12G
             Filed January 11, 2012
             File Nos. 000-54411

Dear Ms. Shepley:

     We have reviewed your amended registration statements and response letters each filed January 11, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe amendments to be appropriate, please tell us why in a response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that each comment included in this letter is applicable to all six (6) amended registration statements referenced above, and that each should be further amended in accordance with the relevant comment.

2. Each of the registration statements went effective by operation of law on July 18, 2011. Accordingly, pursuant to Rule 3-12(a) of Regulation S-X, please update your registration statement to provide interim financial statements for the quarter ended May 31, 2011. In addition, please update your other disclosures throughout your filing to be as of the most recent practicable date to July 18, 2011, including, but not limited to, your reference to September 30, 2010 on page 5 and your beneficial ownership information on page 7.

Item 1. Business

Business Development, page 2

3. We note your response to our prior comment 10. Please amend your disclosure to state whether you have any other business contacts and relationships other than attorneys that you intend to utilize, such as investment bankers, management consultants or acquisition search firms. If you have entered into relationships with any such services, including attorneys, please amend your disclosure to state this and name the party or parties you have retained. If you have not yet done so, please amend to disclose that you have not yet established these relationships.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Gregg Jaclin
        Anslow & Jaclin
        195 Route 9 South, Suite 204
        Manalapan, NJ 07726